Exhibit No. 12

HALYARD HEALTH, INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Income before income taxes	$(72.2)	$(139.2)	$(168.5)	$(16.3)	$76.7

Interest expense	31.6	32.7	33.1	6.0	0.1
Capitalized interest	0.8	0.4	0.9	0.6	0.4
Interest factor in rent expense(a)	7.9	7.2	7.1	6.0	5.6
Fixed Charges	40.3	40.3	41.1	12.6	6.1
Income before income taxes plus fixed charges	$(31.9)	$(98.9)	$(127.4)	$(3.7)	$82.8
Ratio of Earnings to Fixed Charges	(0.8)	(2.5)	(3.1)	(0.3)	13.6
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(a) Interest portion of rent expense is assumed to be 33%.